02045894

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH. D.C. 154 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PE 7-1-02

For the month of July, 2002

Forum National Investments Ltd., f/k/a inTRAVELnet.com, Inc.

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

Suite 400, 375 Water Street, Vancouver, B.C. V6B 5C6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____   No X

Report of Foreign Private Issuer

On April 17, 2002, the Registrant held a meeting of shareholders at which the shareholders of the Registrant approved an amendment to the Registrant's Articles of Incorporation to change the name of the Registrant from "inTRAVELnet.com, Inc." to "Forum National Investments Ltd.". In addition, the shareholders of the Registrant approved of a one for ten reverse split of the Registrant's Common Stock.

On July 5, 2002 (the "Effective Date"), Articles of Amendment to the Registrant's Articles of Incorporation were filed to effect the name change and consolidation of capital. The Registrant's new OTCBB trading symbol, effective July 8, 2002, is FMNIF.

On the Effective Date, every ten shares of pre-amendment Common Stock ("Old Common Stock") were automatically exchanged for one share of post-amendment Common Stock ("New Common Stock). Persons holding shares of Old Common Stock will obtain shares of New Common Stock by surrendering certificates representing shares of Old Common Stock to the Company's transfer Agent. A letter of transmittal will be sent to each shareholder, explaining the process of the exchange. No fractional shares of New Common Stock will be issued. Any fractional share resulting from the consolidation will be rounded up to the next whole share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD.
a/k/a INTRAVELNET.COM, INC.

By:____________________
Martin Tutschek
Director / Chief Financial Oficer